Exhibit 99.1

The Hague / Budapest, February 21, 2008

AEGON Hungary strengthens its position in pensions and asset management

AEGON N.V. today announces that AEGON Hungary signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company.

The shares will be transferred to AEGON by June 30, 2008, subject to the approval of regulatory authorities.

This latest transaction is in line with AEGON’s growth strategy to strengthen its position in the developing pension and asset management markets in Central and Eastern Europe. AEGON Hungary’s assets under management for the pension business currently amount to EUR 1.6 billion. Following the acquisition, assets under management will increase by approximately EUR 300 million*. After completion, AEGON will rank second in the Hungarian mandatory and third in the voluntary pension fund market.

AEGON entered Hungary in 1992 with the acquisition of the former state-owned insurance company Állami Biztosító. In recent years, AEGON’s successful operations in Hungary have provided a springboard for further expansion throughout the Central and Eastern European region. Last year, AEGON acquired PTE Skarbiec-Emerytura in Poland, which it is currently combining with PTE Ergo Hestia to enhance its pension fund management business in the country. In Central and Eastern Europe, AEGON is also active in the Czech Republic, Slovakia and Romania, where it signed an agreement last year with the country’s fourth largest commercial bank to form a joint pension fund management company.

*	Source: Hungarian Financial Supervisory Authority (HFSA) 3Q 2007 figures

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

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FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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